Exhibit 16.1

Ernst & Young LLP 1401 McKinney Street Suite 1200 Houston, TX 77010 Tel: 713.750.1500 Fax: 713.750.1501 www.ey.com

March 11, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 11, 2013, of Weatherford International Ltd. and are in agreement with the statements contained in the 3rd, 4th, 5th and 6th paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the 4th paragraph of Item 4.01, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2011 and 2012 consolidated financial statements.

/s/ Ernst & Young LLP